

July 29, 2009

Mr. Ronald T. Barnes
Senior Vice President, Chief Financial Officer and Secretary
Pinnacle Gas Resources, Inc.
1 E. Alger Street
Sheridan, Wyoming 82801

>   **Re: Pinnacle Gas Resources, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed April 15, 2009**

Dear Mr. Barnes:

We have reviewed your filing and have the following comments. We have limited our review to only engineering related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Engineering Comments

Business and Properties, page 1

General, page 1

1.   You state that your reserves are 27.7 BCF based on an end of year Colorado
        Interstate Gas price of $4.61 per MCF. Please tell us if all your reserves currently
        have access to the markets that receive this price.

Summary of Our Powder River and Green River Basin Properties, page 3

2.   In the table you identify 1,465 potential locations in the Kirby field over 44,000
        net acres. This appears to be confusing disclosure as you provide net acres but
        gross number of wells. The average spacing unit calculates to 30 acres per well
        which is not consistent with the actual spacing of wells in this area. The other
        regions provide similar confusing disclosure. It is not appropriate to increase the
        number of future locations by assuming you will drill a separate well to each of
        several zones, that could be developed with one well, unless your development
        plan actually includes that type of development. Please revise your table to
        provide clearer disclosure and please explain what you mean by a "potential"
        location.

Green River Basin Production Overview, page 8

3.   Please tell us the basis for your estimate that the average life of a Green River
        Basin coal bed well will be approximately 25 years.

Operations, page 9

CBM Development, Projects and Operations, page 9

4.   Please revise your document to remove the number of individual probable and
        possible well locations and revise the total to only include wells necessary to
        develop proved reserves. Only proved reserves and its associated and relevant
        disclosure can be disclosed in SEC filings. If the "potential" locations that you
        identify in other areas include locations to develop unproved reserves please
        remove those quantities of locations as well.

Risk Factors, page 25

Approximately 62% of our total prove reserves as of December 31, 2008 …….page 28

5.   You state that approximately 18% of your total proved reserves were
        undeveloped. According to the reserve table on page 97 your total proved
        reserves were 27.7 BCF while your developed reserves were 15.4 BCF. This
        means that 12.3 BCF, or 44.4% of your total proved reserves were undeveloped.
        Please revise your document to correct this.

The coal beds from which we produce may be drained by offsetting production wells,
page 37

6.   Please tell us if there are a substantial number of wells that have been drilled that
        are offsetting your properties. If there are, this should be disclosed.

Supplemental Oil and Gas Reserve Information, page 97

Estimated Proved Oil and Gas Reserves, page 97

7.   Please tell us how much of your revisions were due to price changes and how
        much were due to performance changes.

8.   Please tell us your estimated production forecast for 2008 from your total proved
        reserves case from your 2007 reserve report. Please reconcile any major
        differences between the forecasted rate of production and the actual 2008
        production rate.

Standardized Measure of Discounted Future Net Cash Flows, page 99

9.   We note that in 2008 you spent $13.1 million in production costs and taxes to
        produce 3.9 billion cubic feet of natural gas. However, in the Standardized
        Measure you are forecasting that you will spend $41.8 million to produce 27.7
        billion cubic feet of natural gas, which is almost one half the per unit cost spent in
        2008. Your reserves must be based on current costs so please provide us with an
        explanation of why you evaluated your reserves on a different criterion than
        required.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Murphy, Petroleum Engineer at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief